                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D/A #1
                         UNDER THE EXCHANGE ACT OF 1934


                             Great Wolf Resorts, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    391523107
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                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 822-8117
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  January 18, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NUMBER 391523107
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     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Eric D. Hovde

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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)
               (b) X
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     3.        SEC Use Only

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     4.        SOURCE OF FUNDS (See Instructions)

               AF/WC/PF
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     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

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     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Citizenship: United States of America
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NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            59,671 shares
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(1)
                    1,549,227 shares
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               9.   SOLE DISPOSITIVE POWER

                    59,671 shares
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               10.  SHARED DISPOSITIVE POWER

                    1,549,227 shares
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     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,608,898 shares
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     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
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     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.2%
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     14.       TYPE OF REPORTING PERSON
                    IN
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(1) Eric D. Hovde beneficially owns 1,608,898 shares of the common stock of
Great Wolf Resorts, Inc. (the "Shares") as follows:
(i) Eric D. Hovde is a Trustee of The Eric D. and Steven D. Hovde Foundation
("FND"), which is the direct owner of 19,315 Shares; (ii) Eric D. Hovde is a
Trustee of The Hovde Financial, Inc. Profit Sharing Plan and Trust ("PSP"),
which is the direct owner of 8,825 Shares; (iii) Eric D. Hovde is the Managing
Member, President and Chief Executive Officer of Hovde Capital Advisors LLC,
the registered investment adviser to (a) Financial Institution Partners, L.P.
("LP"), which is the direct owner of 559,298 Shares, (b) Financial Institution
Partners,Ltd. ("LTD"), which is the direct owner of 206,809 Shares, (c)
Financial Institution Partners III, L.P. ("III"), which is the direct owner of
317,909 Shares, (d) Financial Institution Partners IV, L.P. ("IV"), which is the direct owner of 74,187 Shares, and (e) a seperately managed account ("SMA"), which is the direct owner of 362,884 Shares; and (iv) Eric D. Hovde owns directly 59,671 Shares.  For purposes hereof, FND, PSP, LP, LTD, III, IV and
SMA shall collectively be referred to herein as the "Direct Owners."

Page 2 of 5

Item 1.  Security and Issuer

This statement relates to the common stock, $.01 par value per share, of Great Wolf Resorts, Inc. (the "Shares"). The address of the principal executive offices of Great Wolf Resorts, Inc. (the "Issuer") is 122 West Washington Avenue, Madison, WI 53703.

Item 2.  Identity and Background

(a), (b) Eric D. Hovde (the "Reporting Person") is the individual filing this Schedule 13D. The Reporting Person's business address is 1826 Jefferson Place, N.W., Washington, D.C. 20036

(c) The Reporting Person's principal occupation is President and Chief Executive Officer of Hovde Capital Advisors LLC, an investment adviser registered under the Investment Advisers Act of 1940, as amended.
The pricipal executive office of Hovde Capital Advisors LLC is 1826 Jefferson Place, N.W., Washington, D.C. 20036.

(d) During the last five years, the Reporting Person was not convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person is the beneficial owner of 1,608,898 Shares, 59,671 of the Shares are directly owned and 1,549,227 of the Shares are indirectly owned. The 1,518,696 Shares that are indirectly owned by the Reporting Person are directly owned by the Direct Owners (FND, PSP, LP, LTD, III,
IV and SMA). The nature of the ownership of the 1,549,227 Shares beneficially owned by the Reporting Person is more fully set out in
Item 5 below. The Direct Owners purchased the Shares using working capital; therefore, the Reporting Person, which is an indirect beneficial owner of certain of the Shares by virtue of his position as a Trustee or Managing Member of the investment adviser to each of the Direct Owners, acquired his indirect beneficial interest in the Shares with the funds of his affiliates. The amount of such working capital used by each of the Direct Owners and/or the Reporting Person to purchase that portion of the Shares it owns directly is as follows:

(i) Eric D. Hovde - $1,014,407;

(ii) The Eric D. and Steven D. Hovde Foundation - $202,614;

(iii) The Hovde Financial, Inc. Profit Sharing Plan and Trust -
$92,574;

(iv) Financial Institution Partners, L.P. - $6,499,042;

(v) Financial Institution Partners, Ltd. - $2,401,052;

(vi) Financial Institution Partners III, L.P. -  $3,595,550;

(vii) Financial Institution Partners IV, L.P. - $832,378; and

(viii) Seperately Managed Account - $4,884,418.

None of Eric D.Hovde or the Direct Owners borrowed funds to purchase the Shares reported herein.

Item 4.  Purpose of Transaction

The Reporting Person is filing this Amended Schedule 13D, which was originally filed on October 9, 2007, to report a change in the Reporting Person's plans or proposals which relate to or would result in the occurrence of one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Specifically, on Friday, January 18, 2008, the Reporting Person contacted Mr. John Emery, Chief Executive Officer of the Issuer, and requested that the Issuer take such actions as may be necessary to replace two or more of its existing directors with two or more directors who are representative of the significant shareholders of the Issuer. The Reporting Person indicated that he would like at least one of these two new directors to be nominated by the Reporting Person. Additionally, the Reporting Person expressed concerns about the Issuer's performance and requested that the Issuer fully evaluate the various strategic alternatives that may be available to the Issuer, which options may include an extraordinary corporate transaction.

The Reporting Person has acquired shares of the Issuer for investment purposes. The Reporting Person evaluates its investment strategy and its investment in the Shares on an ongoing basis and may dispose of or acquire additional Shares, or formulate other purposes, plans or proposals regarding the Issuer, as the Reporting Person deems appropriate.


Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to beneficially own
certain Shares of the Issuer based on his interests in or positions with the following entities: (i) Eric D. Hovde is a Trustee of The Eric D. and Steven
D. Hovde Foundation, which is the direct owner of 19,315 Shares; (ii) Eric D. Hovde is a Trustee of The Hovde Financial, Inc. Profit Sharing Plan and
Trust, which is the direct owner of 8,825 Shares; and (iii) Eric D. Hovde is the Managing Member, President and Chief Executive Officer of Hovde Capital Advisors LLC, the registered investment adviser to (a) Financial Institution Partners, L.P., which is the direct owner of 559,298 Shares, (b) Financial Institution Partners, Ltd., which is the direct owner of 206,809 Shares, (c) Financial Institution Partners III, L.P., which is the direct owner of 317,909 Shares, (d) Financial Institution Partners IV, L.P., which is the direct owner of 74,187 Shares, and (e) a seperately managed account, which is the
direct owner of 362,884 Shares.   Eric D. Hovde also owns 59,671 Shares
directly. Based on the Issuer's Form 10-Q for the period ended September 30, 2007, as of November 6, 2007, the number of outstanding shares of the common stock of the Issuer was 30,699,671. Therefore, based on the foregoing, the Reporting Person may be deemed to be the beneficial owner of 5.21% of the issued and outstanding shares of common stock of the Issuer.

(b) The Reporting Person, as a Trustee, or Managing Member of the investment adviser, to each of the Direct Owners, has shared power to vote, to direct the vote, to dispose of, and to direct the disposition of the 1,549,227 Shares reported herein with each of the Direct Owners in such amounts as described above in Item 5(a).

(c) Since November 18, 2007, the following transactions in the Shares were effected indirectly by the Reporting Person:

(1) On November 30, 2007, the Direct Owners purchased in the open market 14,000 Shares at a price of $10.78 per share (12,090, LTD; 1,910, LP); and

(2) On January 2, 2008, the SMA sold in the open market 16,600
Shares at a price of $9.81 per share.

(d) With respect to the 1,608,898 Shares benefically owned by the Reporting Person and reported herein, the following persons have the right to receieve, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, that number of Shares set opposite its name:

(i) Eric D. Hovde (directly) - 59,671 Shares;

(ii) The Eric D. and Steven D. Hovde Foundation - 19,315 Shares;

(iii) The Hovde Financial, Inc. Profit Sharing Plan and Trust - 8,825 Shares;

(iv) Financial Institution Partners, L.P. - 559,298 Shares;

(v) Financial Institution Partners, Ltd. - 206,809 Shares;

(vi) Financial Institution Partners III, L.P. - 317,909 Shares;

(vii) Financial Institution Partners IV, L.P. - 74,187 Shares; and

(viii) Seperately Managed Account - 362,884 Shares.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Materials to be filed as Exhibits

None

                                   Signatures


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.


                          /s/ Eric D. Hovde
                         -------------------------------------------------
                         Eric D. Hovde

                        Dated: January 22, 2008